Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I
Form 10-K/A for the Year Ended December 31, 2020
File No.: 001-39119

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated December 2, 2021, relating to the above-captioned Form 10/A for the year ended December 31, 2020 (“Form 10-K/A”). Captions and page references herein correspond to those set forth in amended filing of Form 10-K/A, a copy of which has been marked with the changes from the prior draft submission of Form 10-K/A.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Form 10-K filed November 23, 2021

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 35

1.	We note that you removed management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2020. As you no longer qualify as a newly public company, please revise to include the disclosures required by Item 308 of Regulation S-K.

We have revised Item 9A to include the disclosures required by Item 308 of Regulation S-K as requested.

Securities and Exchange Commission

December 9, 2021

Notes to Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements

Amendment 2, page F-12

2.	It appears that you have restated the balance sheet as of November 7, 2019. However, the audit report does not reflect this restated balance sheet. Please explain or revise as necessary.

We wish to advise the Staff that the Company has restated its November 7, 2019 balance sheet and included it in a Current Report on Form 8-K/A filed with the Securities and Commission on December 9, 2021, which filing includes a report of the Company’s independent registered public accounting firm on the restated balance sheet.

Exhibits

3.	Please revise the introductory language in paragraph 4 of Exhibit 31.1 to refer to internal control over the financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

We have revised the introductory language in paragraph 4 of Exhibit 31.1 as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Peter Lee